[ Janus Henderson Letterhead ]

May 14, 2026

Mr. Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS DETROIT STREET TRUST (the “Registrant”) 1933 Act File No. 333-207814 1940 Act File No. 811-23112

Dear Mr. Foor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Registrant’s Registration Statement filed on Form N-1A relating to Janus Henderson International Equity Enhanced Income ETF, a series of the Registrant (the “Fund”).

Post-Effective Amendment (“PEA”) No.	Filing Date	Accession Number
PEA 92	March 20, 2026	0001398344-26-005498
PEA 96	April 16, 2026	0001398344-26-006595

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendments.

If you have any questions regarding this filing, please call me at (303) 336-7903 or email me at Cara.Owen@janushenderson.com.

Respectfully,

/s/ Cara Owen

Cara Owen, Esq.

Vice President, Secretary, and Chief Legal Officer of the Registrant

Enclosure (via EDGAR)

cc:	Jay Mensah, Esq. Eric Purple, Esq.